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SEC FILE NUMBER
8- 53514

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

First National Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha	Nebraska	68197
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Cota, President — (402) 602-7485
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2016 MAR 22 AM 11:04 OC / IM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

aKB

OATH OR AFFIRMATION

I, David Cota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to First National Capital Markets, Inc., for the year ended December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

David Cota
Name

President
Title

GENERAL NOTARY - State of Nebraska
CHRISTINE L. JUBER
My Comm. Exp. Oct. 4, 2016

Christine L. Juber
Notary Public

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Required).
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (Filed Separately).
- ☒ (n) A copy of the Exemption Report (Filed Separately).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First National Capital Markets, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 17, 2016

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$2,454,653
RECEIVABLES:	
Commissions	256,362
Affiliates	82,310
Other	55,200
Total receivables	393,872
SECURITIES OWNED	578,033
PREPAID EXPENSES AND OTHER ASSETS	81,004
INVESTMENT IN PARTNERSHIP	207,067
TOTAL	$3,714,629

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation and benefits	$ 418,873
Accrued expenses and other liabilities	153,882
Income taxes payable	62,251
Accounts payable to affiliate	58,472
Total liabilities	693,478
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	640,000
Retained earnings	2,371,151
Total stockholder's equity	3,021,151
TOTAL	$3,714,629

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the SEC) and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. (the FINRA).

The Company filed exemption under paragraph (k)(2)(ii) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period January 1, 2015 through June 22, 2015. In June 2015, the Company amended its Membership Application with FINRA and discontinued the retail securities business. The Company filed exemption under paragraph (k)(2)(i) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2015 but determined subsequent to yearend this exemption was not valid during the 2015 FINRA cycle exam.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates that are applicable to future periods.

Deferred taxes relate to employee benefits, prepaid expenses, and the partnership investment. The Company had deferred tax assets of $11,286 and deferred tax liabilities of $21,172 at December 31,

2015. Net deferred taxes of $9,886 are reflected in accrued expenses and other liabilities on the statement of financial condition.

The Company has no liability recorded at December 31, 2015, for uncertainty in income taxes or for interest and penalty payments. The tax years 2012 through 2014 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification 855-10, *Subsequent Events,* the Company evaluated subsequent events through the date the financial statement was issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statement or notes as of December 31, 2015 except as disclosed herein.

Recently Issued Accounting Pronouncements —On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statement – Going Concern.* The ASU provides guidance on management's responsibility in evaluating whether these is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company is evaluating the impact this new standard will have on its financial statements.

2. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $2,396,057, which was $2,146,057 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to1.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2015, the Company had a deposit requirement of $0 and maintained a deposit of $0. The Company, as a clearing broker, is subject to the SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2015, the Company had a deposit requirement of $0 and maintained a deposit of $0.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB Accounting Standards Codification (ASC), the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosures" Topic of the FASB ASC Hierarchy levels described above as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$578,033	$ -	$578,033
Total assets accounted for at fair value:	$ -	$ 578,033	$ -	$ 578,033

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

For the year ended December 31, 2015, there were no transfers in or out of Level 1, 2, or 3.

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2015, $82,310 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2015, the Company owed FNBO $58,472 for services provided.

At December 31, 2015, the Company had cash on deposit of $304,653 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $5,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2015. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. The Company is allocated its share of costs for the defined contribution plan. At December 31, 2015, the Company's discretionary portion of the defined contribution was $43,917, which is recorded as accrued compensation and benefits on the statement of financial condition and is owed to the Parent Company.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost of $207,067, net of impairment. The Company assesses this investment for impairment on an annual basis.

7. COMMITMENTS AND CONTINGENCIES

In March 2014, the SEC announced an initiative called the Municipalities Continuing Disclosure Cooperation Initiative ("MCDC Initiative") whereby issuers and underwriters of municipal securities were allowed to self-report past material misstatements in offering documents where there were material misstatements related to the issuer's prior compliance with its continuing disclosure obligations. FNCM self-reported six municipal issuances wherein as a result of its efforts related to the MCDC initiative, FNCM found the issuers' compliance with their continuing disclosure obligations were not met and FNCM offered and/or sold the municipal securities of these issuers. FNCM entered into an Offer of Settlement with the SEC. In July 2015, FNCM filed a membership continuance application with FINRA which was approved by FINRA in July 2015 and the SEC in August 2015.

The Company is involved in various legal matters in the normal course of its business. At December 31, 2015, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's financial position.

* * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

SEC
Mail Processing
Section

MAR 21 2016

Washington DC
403

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First National Capital Markets, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. First National Capital Markets, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RECEIVED
2016 MAR 22 AM 11:04
SEC / TM

Deloitte & Touche LLP

March 17, 2016